                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           UNIGRAPHICS SOLUTIONS INC.
                            (Name of Subject Company)

                                 ---------------

                           UNIGRAPHICS SOLUTIONS INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    904928108
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                ANTHONY J. AFFUSO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           UNIGRAPHICS SOLUTIONS INC.
                                10824 HOPE STREET
                            CYPRESS, CALIFORNIA 90630
                            TELEPHONE: (714) 952-0311
           (Name, address and telephone number of Person authorized to receive notices and communications on behalf of
                          the Person filing Statement)

                                 ---------------

                                 WITH COPIES TO:

     J. RANDALL WALTI                                R. RANDALL WANG, ESQ.
UNIGRAPHICS SOLUTIONS INC.                               BRYAN CAVE LLP
     10824 HOPE STREET                              ONE METROPOLITAN SQUARE
 CYPRESS, CALIFORNIA 90630                        211 N. BROADWAY, SUITE 3600
 TELEPHONE: (714) 952-0311                         ST. LOUIS, MISSOURI 63102
                                                          314-259-2000

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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[UGS LOGO]                                           PRESS RELEASE

Editorial Contact:
-----------------
Jim Phelan
UGS
314-344-5290
email: jim.phelan@ugs.com


             UGS APPOINTS SPECIAL COMMITTEE TO EVALUATE EDS OFFER TO
                           PURCHASE OUTSTANDING SHARES

         CYPRESS, CA (May 24, 2001) -- Unigraphics Solutions Inc. (NYSE: UGS) announced that its Board of Directors has appointed a special committee to evaluate the offer of its 86% stockholder, Electronic Data Systems Corporation (NYSE: EDS) to purchase all of the outstanding shares of UGS that it does not now own. EDS has announced an initial offer to purchase the outstanding Class A common shares of UGS for $27 per share.

         The special committee consists of Dr. Leo J. Thomas, former Executive Vice President of Eastman Kodak, and William P. Weber, former Vice Chairman of Texas Instruments. The special committee has engaged Lehman Brothers Inc. as its financial adviser and Gardner, Carton & Douglas as independent counsel to assist the committee in its ongoing analysis of the fairness to UGS' Class A shareholders of the EDS offer. The committee is authorized to communicate and negotiate directly with representatives of EDS concerning the terms and conditions of the offer, and following the completion of its work, will report its conclusion to the full UGS Board.

                   "The full UGS Board has appointed the special committee to ensure that the offer is thoroughly evaluated and is fair, and the special committee is authorized to negotiate with EDS on an arms-length basis regarding the proposed buy-back transaction," said Tony Affuso, UGS president and CEO and a member of the Board. "The Board expects to be guided by the work and the report of the special committee in responding to the EDS offer or any modifications to the offer, and the committee will publicly disclose the conclusions of the special committee at the appropriate time."

         The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and the related Letter of Transmittal. Investors and security holders are urged to read the following documents containing important information regarding the tender offer and UGS merger, when they become available:

          - EDS' tender offer statement on Schedule TO, including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery; and

          -    UGS' Solicitation/Recommendation Statement on Schedule 14D-9.

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         These documents and any amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC's web site (www.sec.gov). You may also obtain these documents, when available, free of charge from the Information Agent for the tender offer (to be announced).

ABOUT UGS

         UGS (NYSE: UGS) is one of the world's fastest growing and most successful software and services companies, dedicated to helping manufacturers optimize their product lifecycle process. UGS' rich heritage and financial strength have been established by consistently providing the industry's best product development applications for over 25 years. Today, UGS is distinguished as the leading supplier of Internet-based product life cycle collaboration solutions as well as the company that is creating the de facto industry standards for the digital product. With offices in over 30 countries around the globe, UGS is the vendor of choice for open solutions that seamlessly weave into any environment and create unprecedented value for the world's most demanding customers. In addition, UGS is the first company in its industry to earn the ISO 9001/TickIT certification. For more information please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugs.com.

                                       ###

UGS, Unigraphics Solutions, Parasolid, Solid Edge, Unigraphics, Product Vision, i-MAN, GRIP, managedServices, EAI, Factory CAD, Factory Flow, Sense8, VisFactory, VisConcept, VisConference, VisMockup, VisProducts, VisVSA, VSA, e-Vis, LightningStart and RAPIDiMAN are trademarks, registered trademarks or service marks of Unigraphics Solutions, Inc. All other trademarks, registered trademarks or service marks belong to their respective holders. The information within is subject to change without notice and does not represent a commitment on the part of UGS.


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